UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 1-15759

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4
Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

Note:    Schedules other than the one listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 17, 2009

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	Participant Directed
	2008	2007
Investments, at fair value (see Note 2)	$150,518,633	$196,504,274
Participant loans (see Note 1)	3,425,176	3,833,609
	153,943,809	200,337,883
Contributions receivable -
Employer	161,658	15,772
Net assets available for benefits	$154,105,467	$200,353,655

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Participant
Directed

Income (loss) from investment activities
Interest and dividends	$6,190,263
Net depreciation in fair value of investments	(55,900,707)
Net investment loss	(49,710,444)
Cash contributions
Employer	3,340,512
Employee	7,837,358
Total contributions	11,177,870
Net investment loss, net of contributions	(38,532,574)
Employee distributions and withdrawals	(7,695,609)
Administrative fees	(20,005)
Decrease in net assets available for benefits	(46,248,188)
Net assets available for benefits, beginning of year	200,353,655
Net assets available for benefits, end of year	$154,105,467

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

1.	Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”), which was adopted January 1, 1985, and last amended effective March 1, 2009, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with voluntary, long-term savings and investment opportunities.  For additional information on this amendment, please read Note 7 — “Subsequent Event.”  The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974.  The Plan is not generally subject to federal income tax.  The Plan adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2008.  The adoption of FIN 48 did not have an impact on the Plan.  In accordance with the Plan, Cleco Corporation could make contributions in the form of stock or cash.  Effective January 1, 2008, Cleco Corporation started matching participant voluntary contributions in cash.  The cash contributions are invested in proportion to the participant’s voluntary contribution investment choices.  Cleco Corporation has the right to change the form of contribution at any time.  Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock.  Participation in the Plan is voluntary and active Cleco employees are eligible to participate.  Although the Plan is voluntary, an employee who is hired or rehired on or after September 1, 2007, or an existing employee who on September 1, 2007, has never enrolled in the Plan, will automatically be enrolled in the Plan at a pre-tax contribution rate of 4%.  The automatic pre-tax contribution percentage can be increased or decreased, or participants may choose to opt out of the Plan.  For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

Amendments
In February 2009, Cleco Power’s Board of Managers amended the Plan effective March 1, 2009.  The provisions of this amendment allowed the Cleco Energy LLC 401(k) Savings and Investment Plan to be merged into and form a part of the Plan.  For additional information regarding the merger, please read, Note 7 — “Subsequent Event.”

Plan Administration
The administration of the Plan is the responsibility of a retirement committee of Cleco Corporation (the “Committee”) comprised of employees of Cleco.  The Committee is appointed by Cleco Power’s Board of Managers.  Administrative expenses incurred by the Plan are borne by Cleco. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with J.P. Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants.  Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $15,500 in each of the years 2007 and 2008. Participants who are at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) up to $5,000. The Trustee, in accordance with the participants’ directives, invests the employee and employer contributions in one or more of twenty publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock.  Certain qualified 401(k) rollovers are permitted under the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

Cleco Corporation’s matching contribution depends upon the hire date of the participant.  Participants hired prior to August 1, 2007 are eligible to receive a basic match not to exceed 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Participants hired or rehired on or after August 1, 2007 are eligible to receive a basic match not to exceed 100% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Additionally, all employees hired or rehired on or after August 1, 2007, whether they chose to make a voluntary contribution or not, are eligible to receive a non-elective company contribution subject to certain vesting requirements.  In December 2007 and 2008, management approved a 2% non-elective contribution for eligible employees.  For 2007 and 2008, the non-elective contributions were paid to the Plan in February 2008 and February 2009, respectively.

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant.  Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings.  Allocations are based on participant compensation or account balances, as defined.

Vesting
Participants are fully vested in their voluntary contributions, eligible rollovers, earnings, and basic match at all times.  Effective August 1, 2007, the non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures
At December 31, 2007, and 2008, there were no forfeited nonvested accounts.

Withdrawals and Loans
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account.  A participant is entitled to receive a whole number of shares of Cleco Corporation common stock.  The amounts of any fractional shares are distributed in cash.  Under Internal Revenue Service regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits.  The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in The Wall Street Journal on the first day of the month before the loan is requested plus 2%.  Interest rates on participant loans ranged from 6.00% to 10.25% in 2007 and 2008.
Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

Diversification
Participants are allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service.  Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.  Participant loans are valued at amortized cost, which approximates fair value.

Common Collective Trusts
Common collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan
The Plan may be terminated at any time by Cleco Power’s Board of Managers.  Upon termination, all assets are to be distributed to Plan participants or their beneficiaries.  Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

2.	Investments

Information relative to investments as of December 31, 2008 and 2007, respectively, is as follows:

Description	2008	2007
Investments, at fair value:
Mutual Funds:
*American Century Income & Growth Fund	$18,843,367	29,526,327
*JP Morgan Prime Money Market Fund	9,031,445	4,961,371
American Century GNMA Fund	-	5,104,994
*Dodge & Cox Balanced Fund	16,014,873	24,190,549
American Century Vista Fund	4,787,489	9,057,393
American Century Growth Fund	7,645,060	11,853,182
T. Rowe Price Income Fund	106,634	61,794
T. Rowe Price Retirement 2005 Index Fund	37,974	52,350
T. Rowe Price Retirement 2010 Index Fund	499,768	886,329
T. Rowe Price Retirement 2015 Index Fund	1,108,754	1,283,823
T. Rowe Price Retirement 2020 Index Fund	1,608,915	2,145,990
T. Rowe Price Retirement 2025 Index Fund	853,219	1,075,582
T. Rowe Price Retirement 2030 Index Fund	851,144	956,924
T. Rowe Price Retirement 2035 Index Fund	426,240	531,618
T. Rowe Price Retirement 2040 Index Fund	454,558	396,004
T. Rowe Price Retirement 2045 Index Fund	305,052	125,384
T. Rowe Price Retirement 2050 Index Fund	118,918	37,581
T. Rowe Price Retirement 2055 Index Fund	20,056	5,686
Frontegra Columbus Core Plus	5,166,899	-
CRM Mid Cap Value Fund	3,812,617	5,572,383
Morgan Stanley International Equity Fund	6,123,324	8,911,744
Total mutual funds	77,816,306	106,737,008
State Street Global Advisors S&P 500 Fund – common collective trust	5,613,898	9,453,438
Schwab Personal Choice Retirement Account – participant directed brokerage	1,957,297	2,361,721
*Cleco Corporation Common Stock	65,131,132	77,952,107
Total investments, at fair value	150,518,633	196,504,274
Participant loans	3,425,176	3,833,609
	$153,943,809	200,337,883
___________________________
*Denotes investment exceeds 5% of the net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $55,900,707 for the year ended December 31, 2008, as follows:

Mutual funds	$(37,550,424)
Cleco Corporation common stock	(14,098,977)
Common collective trust	(3,434,133)
Participant directed brokerage	(817,173)
Net depreciation in fair value of investments	$(55,900,707)

3.	Fair Value of Financial Instruments

SFAS No. 157, “Fair Value Measurements,” establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access
Level 2 - Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means;
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets of the Plan measured at fair value.

Mutual funds:  Valued at the net asset value of shares held by the plan at year end.

Common collective trust:  Valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Participant directed brokerage:  Valued at the fair market value based upon indicative pricing from broker quotes.

Cleco Corporation common stock:  Valued at the closing price reported on the New York Stock Exchange.

Participant loans:  Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$77,816,306	$-	$-	$77,816,306
Common collective trust	-	5,613,898	-	5,613,898
Participant directed brokerage	-	1,957,297	-	1,957,297
Cleco common stock	65,131,132	-	-	65,131,132
Participant loans	-	-	3,425,176	3,425,176
Total assets at fair value	$142,947,438	$7,571,195	$3,425,176	$153,943,809

Level 3 Assets Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$3,833,609
Purchases, sales, issuances, and settlements, net	(408,433)
Balance, end of year	$3,425,176

The Plan did not incur any realized or unrealized gains or losses during 2008 relating to participant loans.

4.             Related Party Transactions

Certain Plan investments are managed by affiliates of the Agent and Trustee.  The Agent is the recordkeeper as defined by the Plan.  Participants may elect to invest in shares of Cleco Corporation common stock.  In 2008 and 2007, the Plan acquired 287,909 and 2,121,838 shares, respectively, of Cleco Corporation common stock with an approximate market value of $6,852,147 and $56,030,345 respectively.  Included in the 2007 amount is the conversion of preferred shares of $48,503,599.  In 2008 and 2007, the Plan sold 198,109 and 324,479 shares, respectively, of Cleco Corporation common stock with an approximate market value of $4,600,457 and $8,541,083, respectively.  In addition, during 2008 and 2007, 40,653 and 29,203 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $965,188 and $742,337, respectively.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.

5.	Tax Status

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is generally exempt from federal income taxes under provision of Section 501(a).  The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe the Plan remains in compliance with the applicable requirements of the Internal Revenue Code.

Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2008 and 2007

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	Subsequent Event

In February 2009, Cleco Power’s Board of Managers amended the Plan effective March 1, 2009.  The provisions of this amendment allowed the Cleco Energy LLC 401(k) Savings and Investment Plan (“Cleco Energy Plan”) to be merged into and form a part of the Plan, subject to the terms and conditions of the Plan of Merger.  In connection with the merger, the assets of the Cleco Energy Plan were merged into the Plan and the Plan assumed liability for the account balances of the Cleco Energy Plan participants.  The assets from the Cleco Energy Plan that were merged into the Plan were valued at $146,879 as of March 1, 2009.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008
EIN:  72-0244480

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issuer, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	collateral par, and maturity value	Cost	Value
*	American Century Income & Growth Fund	Mutual fund		$18,843,367
*	JP Morgan Prime Money Market Fund	Mutual fund		9,031,445
	Frontegra Columbus Core Plus	Mutual fund		5,166,899
	Dodge & Cox Balanced Fund	Mutual fund		16,014,873
*	American Century Vista Fund	Mutual fund		4,787,489
	T. Rowe Price Income Fund	Mutual fund		106,634
	T. Rowe Retirement 2005 Index Fund	Mutual fund		37,974
	T. Rowe Retirement 2010 Index Fund	Mutual fund		499,768
	T. Rowe Retirement 2015 Index Fund	Mutual fund		1,108,754
	T. Rowe Retirement 2020 Index Fund	Mutual fund		1,608,915
	T. Rowe Retirement 2025 Index Fund	Mutual fund		853,219
	T. Rowe Retirement 2030 Index Fund	Mutual fund		851,144
	T. Rowe Retirement 2035 Index Fund	Mutual fund		426,240
	T. Rowe Retirement 2040 Index Fund	Mutual fund		454,558
	T. Rowe Retirement 2045 Index Fund	Mutual fund		305,052
	T. Rowe Retirement 2050 Index Fund	Mutual fund		118,918
	T. Rowe Retirement 2055 Index Fund	Mutual fund		20,056
*	American Century Growth Fund	Mutual fund		7,645,060
*	CRM Mid Cap Value Fund	Mutual fund		3,812,617
*	Morgan Stanley International Equity Fund	Mutual fund		6,123,324
	Total mutual funds			$77,816,306
*	State Street Global Advisors S&P 500 Fund	Common collective trust		$5,613,898
	Schwab Personal Choice
	Retirement Account	Participant directed brokerage		$1,957,297
*	Cleco Corporation	Common stock		$65,131,132
*	Participant loans	Participant loan accounts with interest rates ranging from 6.00% to 10.25% and maturity dates ranging from 2009 to 2013	$ -	$3,425,176
	Total Assets Held			$153,943,809
_______________________
*Denotes party-in-interest.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 17, 2009	By: /s/ Darren J. Olagues
(Darren J. Olagues, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23	Consent of McElroy, Quirk & Burch (APC)